COMMUNITY FIRST
BANCORPORATION

ANNUAL REPORT
2001

COMMUNITY FIRST BANCORPORATION
OCONEE COUNTY, SOUTH CAROLINA
ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2001 ANNUAL REPORT

Contents

About the Company

Community First Bancorporation (the "Company"), headquartered in Walhalla, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Total Assets
(In Millions)


$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
1997
1998
1999
2000
2001

Net Income (In Thousands)


$2,000
$1,500
$1,000
$500
$0
1997
1998
1999
2000
2001

Financial Highlights

(Dollars in thousands, except per share)

	2001	2000	Percent Change
Balance Sheet			
Total assets	$ 211,898	$ 181,066	17.0%
Loans	119,744	97,562	22.7
Securities	71,339	57,862	23.3
Deposits	193,519	164,382	17.7
Shareholders' equity	17,017	14,895	14.2
For the Year			
Net interest income	$ 5,757	$ 5,020	14.7%
Provision for loan losses	567	305	85.9
Noninterest income	1,021	865	18.0
Noninterest expenses	3,239	2,962	9.4
Income tax expense	1,067	939	13.6
Net income	1,905	1,679	13.5
Per Share*			
Net income	$ .90	$ .79	13.9%
Net income, assuming dilution	.85	.74	14.9
Book value at year end	8.04	7.01	14.7
Financial Performance Ratios			
Return on average assets	.91%	1.02%	
Return on average equity	11.82%	12.70%	
Asset Quality Ratios			
Nonperforming loans to total loans	.51%	.36%	
Allowance for loan losses times nonperforming loans	1.97x	2.86x	
Net charge-offs to average total loans	.34%	.29%	

*Adjusted to reflect 5% stock dividends effective December 21, 2001 and December 15, 2000.

Net Income per Share, Basic*


$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1997
1998
1999
2000
2001

Return on Average Assets


1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1997
1998
1999
2000
2001

Return on Average Equity


14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1997
1998
1999
2000
2001

Report to the Shareholders of Community First Bancorporation

It is with both pride and pleasure that we present to you the Community First Bancorporation 2001 annual report. The year was one of continued expansion of our markets in Anderson and Oconee counties. We trust that you will share in the pride and satisfaction of these accomplishments.

The 2001 fiscal year for Community First Bancorporation was the first year with all four banking offices in operation the entire year. Each location offers full service banking including ATM services. Plans are underway for construction of a larger facility at our Williamston Office. Additionally, the Company has made substantial investments in technology that will allow us to continue to grow, to provide faster processing, and to maintain our high level of customer service. Your Company is committed in its approach to doing business. We have the people, the processes, and the technology in place to continue to build market share in our existing markets and to create new financial possibilities.

Financial highlights for Community First Bancorporation for 2001: Total assets increased $30,832,000 or 17.0% to end the year at $211,898,000. Total deposits increased $29,137,000 or 17.7% to end the year at $193,519,000. Total loans increased $22,182,000 or 22.7% to end the year at $119,744,000. Net income per share was $.90 for the year 2001 compared to $.79 for 2000, an increase of 13.9%. The Company had net income of $1,905,000 for year 2001 compared with $1,679,000 in 2000, an increase of 13.5%.

In spite of the difficult economic and financial markets faced by our industry in 2001, your Company was able to stay focused and distinguish itself by working with our customers when they needed us the most. We will continue to work to be better focused, more efficient, and meet our commitment to providing excellent customer service. We are very optimistic about our ability to grow our business in the future.

We appreciate the continued support of all of our shareholders and customers, and wish to thank our employees for their hard work and the innovative ideas they generate every day to provide outstanding customer service. I am very excited about the tremendous prospects and opportunities that lie ahead for Community First Bancorporation.

Respectfully,

Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary*

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 71,339	$ 57,862	$ 54,178	$ 38,284	$ 25,510
Allowance for loan losses	1,200	1,000	943	955	890
Net loans	118,544	96,562	75,215	66,938	64,948
Premises and equipment - net	3,232	3,411	3,289	2,871	1,675
Total assets	211,898	181,066	153,583	127,127	104,968
Noninterest bearing deposits	25,449	21,224	16,909	14,798	16,501
Interest bearing deposits	168,070	143,158	121,709	97,698	75,790
Total deposits	193,519	164,382	138,618	112,496	92,291
Total liabilities	194,881	166,171	139,847	113,524	93,118
Total shareholders' equity	17,017	14,895	13,736	13,603	11,850
Results of Operations					
Interest income	$ 13,969	$ 12,034	$ 10,402	$ 8,904	$ 7,578
Interest expense	8,212	7,014	5,687	4,518	3,664
Net interest income	5,757	5,020	4,715	4,386	3,914
Provision for loan losses	567	305	300	213	315
Net interest income after provision	5,190	4,715	4,415	4,173	3,599
Other income	1,021	865	662	574	522
Other expenses	3,239	2,962	2,542	2,155	1,909
Income before income taxes	2,972	2,618	2,535	2,592	2,212
Income tax expense	1,067	939	909	928	807
Net income	$ 1,905	$ 1,679	$ 1,626	$ 1,664	$ 1,405
Per Share Data**					
Net income	$ 0.90	$ 0.79	$ 0.75	$ 0.77	$ 0.66
Net income, assuming dilution	0.85	0.74	0.69	0.72	0.64
Period end book value	8.04	7.01	6.22	6.25	5.51

* Community First Bancorporation became the bank holding company of Community First Bank effective October 16, 1997 as part of a corporate reorganization which was accounted for as if it were a pooling-of-interests. The consolidated financial statements and related information for the year ended December 31, 1997 are presented as if the reorganization had occurred on January 1, 1997.

** Per share amounts have been retroactively adjusted to reflect 5% stock dividends effective December 21, 2001 and December 15, 2000, a 10% stock dividend effective December 15, 1999, a two-for-one stock split effective July 31, 1998 and a 15% stock dividend effective December 30, 1997.

Market for Common Stock and Dividends

Although a limited number of shares of common stock of Community First Bancorporation (the "Company") are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not traded on the NASDAQ National Market System, nor are there any market makers known to management.

During 2001, the Company repurchased and cancelled a total of 19,377 shares of its common stock from two of the Company's directors for a total of $358,786, or an average price of $18.52 (20,346 shares at $17.63, if adjusted for the 5% stock dividend effective December 31, 2001). On April 20, 2000, the Company repurchased and cancelled 110,000 shares of its common stock for a price of $17.27 per share, totaling $1,900,000 (121,275 shares at $15.66 per share, if adjusted for the 5% stock dividends effective December 21, 2001 and December 15, 2000). The shares repurchased in 2000 comprised 5.5% of the Company's then outstanding common stock and were acquired from one shareholder who had expressed to management a desire to sell his shares. The foregoing repurchases and cancellations of shares, including the per share prices paid, were negotiated between the shareholders and the Company's management and approved by the Board of Directors.

During 2001, management was aware of a few other transactions in which the Company's common stock traded in a price range from $15.71 to $20.95 per share (per share prices have been adjusted to reflect a 5% stock dividend effective December 21, 2001). However, management has not ascertained that these transactions resulted from arm's length negotiations between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

As of February 28, 2002, there were approximately 823 holders of record of the Company's common stock, excluding individual participants in security position listings.

There have been no cash dividends declared or paid since the Company's inception. In order to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay cash dividends in 2002.

The Board of Directors declared a 5% stock dividend effective December 21, 2001, a 5% stock dividend effective December 15, 2000, and a 10% stock dividend effective December 15, 1999.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect a 5% stock dividend effective December 21, 2001, a 5% stock dividend effective December 15, 2000, and a 10% stock dividend effective December 15, 1999.

Forward Looking Statements

Statements included in Management's Discussion and Analysis which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The Company cautions readers that forward looking statements, including without limitation, those relating to the Company's recent and continuing expansion with two offices into Anderson County, South Carolina, its future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Earnings Performance

2001 Compared with 2000

For the year ended December 31, 2001, the Company recorded net income of $1,905,000, an increase of $226,000, or 13.5%, from net income of $1,679,000 for 2000. Net income per share for 2001 was $.90 compared with $.79 for 2000. Per share net income, assuming dilution for unexercised stock options, was $.85 for 2001 compared with $.74 for 2000. Return on average assets was .91% for 2001 compared with 1.02% for 2000. Return on average shareholders' equity decreased to 11.82% for 2001 from 12.70% for 2000.

Net income increased in 2001 primarily as a result of higher net interest income. The $737,000 increase in net interest income was attributable to higher volumes of interest earning assets in 2001, particularly loans and federal funds sold. The funding supporting these increases is attributable in large measure to the Company's ability to attract deposits at favorable rates over the last three years through its expansion activities into Anderson County, South Carolina. See "Net Interest Income" for further discussion of the Company's interest income and expense.

Partially offsetting the positive effects of increased net interest income in 2001 were increases in provisions for loan losses and other noninterest operating expenses. Increased loan loss provisions totaling $262,000 resulted from year-over-year loan growth of $22,182,000 or 22.7%, increased amounts of net loan charge-offs, and a higher amount of nonperforming loans. Noninterest operating expenses increased $277,000 in 2001 primarily to obtain, manage and process increased profitable volumes of business.

Comprehensive income for 2001, 2000 and 1999 was $2,435,000, $2,941,000 and $14,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Other elements of comprehensive income for the Company are correlated directly to the effects that changing market rates of interest have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Those changes in fair value, net of income tax effects, combined with net income comprise comprehensive income.

2000 Compared with 1999

For the year ended December 31, 2000, the Company recorded net income of $1,679,000, an increase of $53,000, or 3.3%, from net income of $1,626,000 for 1999. Net income per share for 2000 was $.79 compared with $.75 for 1999. Per share net income, assuming dilution for unexercised stock options, was $.74 for 2000 compared with $.69 for 1999. Return on average assets was 1.02% for 2000 compared with 1.09% for 1999. Return on average shareholders' equity increased to 12.70% for 2000 from 11.86% for 1999.

Net income increased slightly in 2000 primarily as a result of higher net interest income. The $305,000 increase in net interest income was attributable to higher volumes of interest earning assets in 2000, particularly loans and available-for-sale securities. These increases were made possible by funding obtained through the Company's increased ability to attract deposits at favorable rates due to its expansion activities into Anderson County, South Carolina.

Partially offsetting the positive effects of increased net interest income were increases in other operating expenses largely related to the expansion activities. In 2000, the banking subsidiary completed its second full year of operations in its *de novo* City of Anderson office. On August 28, 2000, the Company opened for business a fourth office, *de novo*, in the Town of Williamston. Expenses incurred to staff and operate these offices and other expenses incurred for increased volumes of business were primarily responsible for an increase of $420,000 in other expenses in 2000.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities. For analysis purposes, interest income from tax-exempt investments has been adjusted to an amount that would have to be earned on taxable investments to produce the same after-tax yields. This adjusted amount is referred to as fully taxable equivalent (FTE) interest income.

FTE net interest income was $5,791,000, $5,028,000 and $4,717,000 for 2001, 2000 and 1999, respectively. FTE interest income for 2001 was $1,961,000, or 16.3%, more than in 2000. Similarly, interest expense for 2001 increased $1,199,000, or 17.1%, over the prior year amount. The $763,000 increase in FTE net interest income for 2001 resulted from higher volumes of interest earning assets. Growth in loans was especially strong as average loans for 2001 were $20,218,000, or 23.4%, more than the 2000 amount. The Company's federal funds sold position was much stronger in 2001, also, increasing on average to $31,515,000, an increase of $19,001,000, or 151.8%, over the 2000 average amount. In addition, investment securities increased significantly, averaging $4,618,000, or 8.0%, more in 2001 than in 2000. Funding sources for these assets were provided by increased deposit liabilities. Average interest bearing deposits increased by $37,818,000, or 28.9%, over the 2000 amount and average non-interest bearing deposits increased by $4,802,000, or 25.9%.

As shown in the table "Volume and Rate Variance Analysis," falling interest rates did not significantly affect net interest income during 2001. Decreases in interest income attributable to the rate component in that table were almost completely offset by decreases in the rate component of interest expense. Because rates paid for funds decreased less than did rates earned on earning assets, the interest rate spread (earning assets yield minus interest bearing liabilities rate) decreased by 21 basis points to 2.09% for 2001. Furthermore, the net yield on earning assets (net interest income divided by average earning assets) decreased by 32 basis points to 2.88%.

During 2001, market rates of interest decreased significantly in response to actions taken by the Federal Reserve Board to implement monetary policy. The Federal Reserve Board perceived that recessionary forces posed a greater risk than did other potential threats to the nation's economic stability. Interest rates were lowered dramatically to provide a stimulus to economic activity. Furthermore, in order to counterbalance the immediate and lingering effects on the economy of the terrorist actions of September 11, 2001, an additional stimulus in the form of further rate cuts was implemented. As a result of these external actions, the Company's investments in variable rate loans were repriced quickly to lower rates throughout the year. The rapid decline in market interest rates also made prepayment or refinancing of existing fixed rate mortgage and other loans attractive to borrowers. Because of competitive forces, the Company renegotiated downward the rates on some existing fixed rate loans rather than lose the customers to other lenders offering lower rate alternatives. In addition, many of the Company's longer-term securities investments were called by the issuers prior to maturity with the proceeds subsequently reinvested at the lower rates then available. In the later months of 2000, the Company had increased the rates of interest it offered on certain new deposit accounts, particularly on certificates of deposit in the new Anderson and Williamston markets. These actions were taken to meet competitors' offerings and to increase the Company's ability to acquire funds in these market areas. As interest rate declines began during the first few months of 2001, the Company was not able to reprice these fixed rate funding sources immediately. This repricing mismatch contributed to the lower net interest margin and net yield on earning assets.

The $311,000 growth in FTE net interest income for 2000 resulted primarily from the positive effects of higher levels of interest earning assets. Growth in loans was especially strong as average loans for 2000 were $14,318,000, or 19.9%, more than the 1999 amount. Also, investment securities increased significantly, averaging $8,189,000, or 16.4%, more in 2000 than in 1999. Funding sources for these assets were provided by increasing deposit liabilities and decreasing investments in overnight federal funds sold. Average interest bearing deposits increased by $12,700,000, or 10.8%, over the 1999 amount and average non-interest bearing deposits increased by $2,847,000, or 18.1%. Average federal funds sold decreased by $7,621,0000, or 37.8%, from the 1999 amount.

Rising interest rates during 2000 had an adverse effect on the Company as rates paid for funding sources increased more than rates earned on earning assets. As a result, the interest rate spread (earning assets yield minus interest bearing liabilities rate) decreased by 19 basis points to 2.30% for 2000. Furthermore, the net yield on earning assets (net interest income divided by average earning assets) decreased by 11 basis points to 3.20%.

During 2000, market rates of interest increased significantly in response to actions taken by the Federal Reserve Board to offset its perception of inflationary threats to the national economy. The Company responded to those actions by varying the rates it charged on variable rate loans as allowed by contract and by investing in somewhat longer-term, higher-yielding investment securities while maintaining a conservative level of liquidity. In addition, the Company increased the rates of interest it paid on certain new deposit accounts originated in 2000, particularly on certificates of deposit in the new Anderson and Williamston markets. These actions were taken to meet competitors' offerings and to increase the Company's ability to acquire funds in these market areas.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the average amounts of the Company's assets and liabilities and the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2001, 2000 and 1999.

Average Balances, Yields and Rates

	2001 Average Balances (1)	2001 Income/ Expense	2001 Yields/ Rates	2000 Average Balances (1)	2000 Income/ Expense	2000 Yields/ Rates	1999 Average Balances (1)	1999 Income/ Expense	1999 Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 20	$ 1	5.00%	$ 9	$ 1	11.11%	$ 17	$ 1	5.88%
Taxable securities	62,458	3,620	5.80%	57,841	3,556	6.15%	49,767	3,045	6.12%
Tax exempt securities (2)	198	15	7.58%	197	15	7.61%	82	6	7.32%
Federal funds sold	31,515	1,297	4.12%	12,514	761	6.08%	20,135	995	4.94%
Other investments	458	38	8.30%	385	30	7.79%	374	27	7.22%
Loans (2), (3)	106,480	9,032	8.48%	86,262	7,679	8.90%	71,944	6,330	8.80%
Total interest earning assets	201,129	14,003	6.96%	157,208	12,042	7.66%	142,319	10,404	7.31%
Cash and due from banks	3,588			3,156			3,348		
Allowance for loan losses	(1,030)			(991)			(955)		
Unrealized securities gains (losses)	177			(2,489)			(1,075)		
Premises and equipment	3,317			3,339			3,251		
Other assets	2,813			3,737			1,904		
Total assets	$ 209,994			$ 163,960			$ 148,792		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 26,099	$ 628	2.41%	$ 22,870	$ 739	3.23%	$ 17,711	$ 541	3.05%
Savings	23,707	738	3.11%	21,006	806	3.84%	20,063	704	3.51%
Time deposits $100M and over	50,156	2,661	5.31%	38,800	2,440	6.29%	37,977	2,015	5.31%
Other time deposits	68,637	4,185	6.10%	48,105	3,029	6.30%	42,330	2,427	5.73%
Total interest bearing deposits	168,599	8,212	4.87%	130,781	7,014	5.36%	118,081	5,687	4.82%
Short-term borrowings	-	-	0.00%	-	-	0.00%	3	-	0.00%
Total interest bearing liabilities	168,599	8,212	4.87%	130,781	7,014	5.36%	118,084	5,687	4.82%
Noninterest bearing demand deposits	23,352			18,550			15,703		
Other liabilities	1,932			1,407			1,297		
Shareholders' equity	16,111			13,222			13,708		
Total liabilities and shareholders' equity	$ 209,994			$ 163,960			$ 148,792		
Interest rate spread (4)			2.09%			2.30%			2.49%
Net interest income and net yield on earning assets (5)		$ 5,791	2.88%		$ 5,028	3.20%		$ 4,717	3.31%
Interest free funds supporting earning assets (6)	$ 32,530			$ 26,427			$ 24,235		

Years ended December 31.

(1) Average balances are computed on a daily basis.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(3) Nonaccrual loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(4) Total interest earning assets yield less the total interest bearing liabilities rate.
(5) Net interest income divided by total interest earning assets.
(6) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

	2001 Compared with 2000			2000 Compared with 1999		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ 1	$ (1)	$ -	$ -	$ -	$ -
Taxable securities	275	(211)	64	496	15	511
Tax exempt securities (2)	-	-	-	8	1	9
Federal funds sold	848	(312)	536	(431)	197	(234)
Other investments	6	2	8	1	2	3
Loans (2)	1,729	(376)	1,353	1,274	75	1,349
Total interest income	2,859	(898)	1,961	1,348	290	1,638
Interest bearing deposits						
Interest bearing transaction accounts	95	(206)	(111)	165	33	198
Savings	96	(164)	(68)	34	68	102
Time deposits $100M and over	641	(420)	221	45	380	425
Other time deposits	1,255	(99)	1,156	350	252	602
Total interest expense	*2,087*	*(889)*	*1,198*	*594*	*733*	*1,327*
Net interest income	$ 772	$ (9)	$ 763	$ 754	$ (443)	$ 311

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

Management currently expects that interest rates will move within a narrower range in 2002 than in 2001. Management has not presently identified any factors that might cause interest rates to increase or decrease sharply in a short period of time. However, changes in interest rates that can significantly affect the Company, either positively or negatively, are possible as seen in 2001. Any significant changes in net interest income for 2002 are expected to be largely the result of changes in the volumes of interest earning assets and liabilities. Management expects to continue using its marketing strategies to increase the Company's market share of both deposits and quality loans within its market areas. These strategies involve offering attractive interest rates and outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2001 by $109,301,000, resulting in a cumulative gap ratio of .32. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2001 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect. However, in a rapidly falling interest rate environment, such as experienced in 2001, net interest income can decrease despite a negative interest sensitivity gap. This can occur because debtors can obtain lower interest rate financing by prepaying, refinancing or renegotiating their existing, higher fixed rate mortgage and other loans. Similarly, issuers of federal and local government securities can exercise early call options to prepay or refinance their debt securities at lower rates.

A mismatch in the size of the interest rate changes that are possible for certain interest sensitive assets and liabilities can also have a negative effect on net interest margins in a rapidly falling interest rate environment. For example, the Company is relatively constrained in its ability to reprice interest bearing transaction accounts and savings accounts. Although these deposits are interest sensitive in the earliest period shown in the table, the rates paid cannot decrease below zero. Yields on interest earning assets, however, are generally established at interest rates in excess of the Company's cost to acquire funds, and may therefore decrease further before they are similarly constrained.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Taxable securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

	December 31, 2001				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest bearing deposits due from banks	$ 27	$ -	$ -	$ -	$ 27
Securities available-for-sale	745	83	58,459	12,052	71,339
Other investments	480	-	-	-	480
Federal funds sold	9,240	-	-	-	9,240
Loans (1)	31,090	8,797	74,338	4,910	119,135
Total interest earning assets	41,582	8,880	$ 132,797	$ 16,962	$ 200,221
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 25,754	$ -	$ -	$ -	$ 25,754
Savings	24,323	-	-	-	24,323
Time deposits $100M and over	31,232	17,611	1,582	-	50,425
Other time deposits	27,131	33,712	6,725	-	67,568
Total interest bearing liabilities	108,440	51,323	$ 8,307	$ -	$ 168,070
Interest sensitivity gap	$ (66,858)	$ (42,443)			
Cumulative interest sensitivity gap	$ (66,858)	$ (109,301)			
Gap ratio	0.38	0.17			
Cumulative gap ratio	0.38	0.32			

(1) Loans are net of nonaccruing loans totaling $609,000.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. Provisions for loan losses were $567,000, $305,000 and $300,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company increased the provisions in 2001 and 2000 due to the levels of net charge-offs, higher loan volume, and increased amounts of nonperforming and potential problem loans. Net charge-offs for 2001 were $367,000, an increase of $119,000 from the amount for 2000. Net charge-offs for 2000 were $248,000, a decrease of $64,000 from the 1999 amount. The allowance for loan losses as a percentage of total loans at year end was 1.00% for 2001 compared with 1.02% at the end of 2000. See "Impaired Loans" and "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Other Income

Noninterest income for 2001 increased $156,000 or 18.0% to $1,021,000, compared with an increase of $203,000 or 30.7% in 2000. Service charges on deposit accounts increased $213,000 or 37.0% to $789,000 for 2001, and $147,000 or 34.3% in 2000. These increases were primarily due to increased chargeable account activity related to larger numbers of accounts held by customers. Credit life insurance commissions decreased by $18,000 in 2001 following a $21,000 increase in 2000. A $4,000 gain was realized on the sale of one investment security in 2001, and there were no realized securities gains or losses in 2000 or 1999.

Other Expenses

Noninterest expenses for 2001 increased $277,000 or 9.4%, compared with an increase of $420,000 or 16.5% in 2000. Salaries and employee benefits increased $194,000 in 2001 and $180,000 in 2000. The 2001 increase resulted from recording the first full year of operations of the Williamston office opened in August of 2000, the hiring of additional lending personnel, higher costs of providing life and health insurance coverage to employees, and normal salary adjustments. The 2000 increase resulted primarily from the hiring of additional management and other personnel to oversee the Company's expanding operations and from normal salary adjustments.

Net occupancy and furniture and equipment expenses decreased by $3,000, or.7%, in 2001 and increased $94,000, or 27.0%, for 2000. The increase in 2000 was caused by higher depreciation expense and other related expenses of operations, such as real estate taxes and utilities, associated with the expansion into Anderson County.

Other expense for 2001 increased $85,000, or 8.8%, over the 2000 amount. This increase was caused by higher stationery, printing and postage expenses related primarily to increased account volumes, increased utilization of professional services for investment, asset/liability management and strategic planning advisory services, and higher expenses related to holding and disposing of other real estate. Other expenses for 2000 increased by $146,000, or 17.9%, over their 1999 level. The 2000 increase was caused primarily by higher expenses such as printing and postage, advertising and promotion, telephone, and other expenses that would be expected to rise in an organization expanding its geographic territory and office network.

Noninterest overhead expenses for 2002 are expected to increase as compared with 2001 because of the Company's expanding presence in, and commitment to, the Anderson County market. The Company opened an office in Williamston, South Carolina in temporary quarters in the third quarter of 2000. Construction of a permanent office facility in Williamston is expected to begin during the second quarter of 2002 with completion anticipated near the end of 2002.

The Company continues to hold for sale four commercial parcels of land it developed in 1999 adjacent to its City of Anderson office. This property was subdivided and developed from the original property acquisition for the new office. To date, no contracts for sales have been entered into. Marketing efforts have been held up because of a road construction project affecting traffic access to the property. The property is carried in the consolidated balance sheet at a cost of $980,000 at the end of 2001. Periodically, management evaluates this real estate for impairment in value, and any appropriate downward adjustments to net realizable value will be charged to expense if necessary.

Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives and attain the goal of growth in the Company's market share in Oconee and Anderson counties.

Income Taxes

For 2001, federal and state income tax expenses increased by $128,000 to $1,067,000. In 2000, federal and state income tax expenses increased to $939,000 from $909,000 in 1999. The fluctuations in income tax expense are due to increasing amounts of earnings. The effective income tax rate (income tax expense divided by income before income taxes) was 35.9% for 2001, 35.9% for 2000, and 35.9% for 1999. The Company has minimal amounts of income from nontaxable sources, such as nontaxable investment securities or loans to local governments.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

Securities Portfolio Composition

	December 31, 2001 Available-for-Sale	December 31, 2000 Available-for-Sale	December 31, 1999 Available-for-Sale
	(Dollars in thousands)		
U. S. Treasury	$ -	$ 1,992	$ 1,969
U. S. Government agencies	62,329	47,510	45,675
State, county and municipal	203	204	193
Mortgage-backed securities	8,807	8,156	6,341
Total	$ 71,339	$ 57,862	$ 54,178

The following table presents maturities and weighted average yields of securities at December 31, 2001.

Securities Portfolio Maturities and Yields

	December 31, 2001									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Available-for-sale										
U. S. Government agencies	$ -	0.00%	$ 53,626	4.51%	$ 8,703	6.08%	$ -	0.00%	$ 62,329	4.73%
State, county and municipal (1)	-	0.00%	-	0.00%	-	0.00%	203	4.73%	203	4.73%
Mortgage-backed securities (2)	83	6.50%	4,833	5.70%	758	6.01%	3,133	6.24%	8,807	5.93%
Total	$ 83	6.50%	$ 58,459	4.61%	$ 9,461	6.07%	$ 3,336	6.15%	$ 71,339	4.88%

(1) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.
(2) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2001, one security sale resulted in the recognition of a gain of $4,000. During 2000 and 1999, there were no sales of securities. No transfers of available-for-sale or held-to-maturity securities to other categories were effected in any of the years 1999 through 2001.

All mortgage-backed securities held by the Company were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans.

The amounts of loans outstanding at December 31, 2001, 2000 and 1999 are shown in the following table according to type of loan, and the percentage of each category to total loans:

Loan Portfolio Composition

	December 31,					
	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Commercial, financial and industrial						
Commercial and industrial	$ 21,006	17.5%	$ 16,997	17.4%	$ 11,964	15.7%
Purchasing or carrying securities	2,578	2.1%	2,654	2.7%	1,998	2.6%
Real estate - construction	346	.3%	200	.2%	28	.1%
Real estate - mortgage						
1-4 family residential	45,329	37.9%	39,163	40.1%	31,854	41.8%
Multifamily (5 or more) residential	1,862	1.5%	641	.7%	182	.2%
Nonfarm, nonresidential	27,047	22.6%	17,897	18.4%	12,919	17.0%
Consumer installment						
Credit card and checking credit	1,030	.9%	1,097	1.1%	1,046	1.4%
Other	20,546	17.2%	18,913	19.4%	16,167	21.2%
Total loans	$ 119,744	100.0%	$ 97,562	100.0%	$ 76,158	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2001, total commercial, financial and industrial loans increased $3,933,000 or 20.0%. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $9,150,000 or 51.1% during 2001. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required. During 1999, a senior commercial lending officer/administrator position was created to enhance expertise and supervision in this area. However, turnover of personnel hired for this position has slowed the implementation of these objectives, and no one is currently employed in this position.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-cost ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised approximately 62% and 59% of the Company's loan portfolio at the end of 2001 and 2000, respectively. Real estate mortgage loans of all types grew $16,683,000 during 2001 and by $12,918,000 during 2000. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2001, as well as the type of interest requirement on such loans.

	December 31, 2001			
	One Year or Less	One to Five Years	Five Years or More	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 12,486	$ 10,723	$ 375	$ 23,584
Real estate - construction	-	346	-	346
Real estate - mortgage	10,610	36,273	27,355	74,238
Consumer installment	4,498	15,954	1,124	21,576
Total loans	$ 27,594	$ 63,296	$ 28,854	$ 119,744
Predetermined rate, maturity greater than one year		$ 57,403	$ 4,885	$ 62,288
Variable rate or maturity within one year	$ 27,594	$ 5,893	$ 23,969	$ 57,456

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

	December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Nonaccrual loans	$ 609	$ 341	$ 209
Accruing loans 90 days or more past due	1	9	20
Total	$ 610	$ 350	$ 229
Percent of total loans	0.5%	0.4%	0.3%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The effects of interest income accrued and collected on impaired loans were immaterial to the consolidated financial statements for 2001, 2000, and 1999.

As of December 31, 2001, there were no commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2001 determined by management to be potential problem loans was $880,000. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans as of December 31, 2001.

	December 31, 2001	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 307	34.9%
Equipment, inventory and receivables	281	31.9%
Vehicles	124	14.1%
Mobile homes	44	5.0%
Other	25	2.8%
Unsecured	99	11.3%
Total	$ 880	100.0%

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined it is more likely than not that such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by the Company, current economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of possible future loan losses inherent in the loan portfolio as of December 31, 2001.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated monthly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance-sheet credit risks such as loan commitments and standby letters of credit. In addition, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Management's calculation of the allowance for loan losses does not provide an allocation by individual loan categories.

The Company has not historically allocated its allowance for loan losses to individual loan categories. Management believes that its stringent loan charge-off policy, along with its limited historic net charge-off experience, makes an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations more meaningful. Management's analysis of historical net charge-offs and the composition of the loan portfolio at the end of 2001 did not reflect any material change from the prior years. In addition, management is not aware of any significant degree of increased exposure, risk of collection or other adverse features in any particular category of loans. Consequently, management has not estimated future charge-offs related to individual loan categories or subcategories.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 119,744	$ 97,562	$ 76,158	$ 67,893	$ 65,838
Average amount of loans outstanding	106,480	86,262	71,944	68,499	60,707
Balance of allowance for loan losses - beginning	$ 1,000	$ 943	$ 955	$ 890	$ 705
Loans charged off					
Commercial and industrial	249	97	234	44	37
Real estate - mortgage	-	40	-	9	31
Consumer installment	126	121	99	116	72
Total charge-offs	375	258	333	169	140
Recoveries of loans previously charged off					
Commercial and industrial	-	-	12	-	3
Real estate - mortgage	-	-	-	15	-
Consumer installment	8	10	9	6	7
Total recoveries	8	10	21	21	10
Net charge-offs	367	248	312	148	130
Additions to allowance charged to expense	567	305	300	213	315
Balance of allowance for loan losses - ending	$ 1,200	$ 1,000	$ 943	$ 955	$ 890
Ratios					
Net charge-offs to average loans	0.34%	0.29%	0.43%	0.22%	0.21%
Net charge-offs to loans at end of period	0.31%	0.25%	0.41%	0.22%	0.20%
Allowance for loan losses to average loans	1.13%	1.16%	1.31%	1.39%	1.47%
Allowance for loan losses to loans at end of period	1.00%	1.02%	1.24%	1.41%	1.35%
Net charge-offs to allowance for loan losses	30.58%	24.80%	33.09%	15.50%	14.61%
Net charge-offs to provision for loan losses	64.73%	81.31%	104.00%	69.48%	41.27%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2001, 2000 and 1999, are summarized below:

Average Deposits

	Years Ended December 31,					
	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 23,352	12.2%	$ 18,550	12.4%	$ 15,703	11.7%
Interest bearing transaction accounts	26,099	13.6%	22,870	15.3%	17,711	13.2%
Savings	23,707	12.4%	21,006	14.1%	20,063	15.0%
Time deposits $100M and over	50,156	26.1%	38,800	26.0%	37,977	28.4%
Other time deposits	68,637	35.7%	48,105	32.2%	42,330	31.7%
Total deposits	$ 191,951	100.0%	$ 149,331	100.0%	$ 133,784	100.0%

As of December 31, 2001, there were $50,425,000 in time deposits of $100,000 or more. Approximately $30,892,000 mature within three months, $9,356,000 mature over three through six months, $7,349,000 mature over six through twelve months and $2,828,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, can be attributed to growth planned by management. The vast majority of time deposits $100,000 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2001, approximately $27,432,000 of time deposits of $100,000 or more represented deposits of public entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2001	2000	1999
Return on assets	0.91%	1.02%	1.09%
Return on equity	11.82%	12.70%	11.86%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	7.67%	8.06%	9.21%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 67.5% of average total assets during 2001 compared with 67.4% during 2000. Deposits of several local governmental entities comprised approximately 25% and 22% of total deposits at the end of 2001 and 2000, respectively. Because of the potentially volatile nature of this funding source, management maintains the Bank's membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. As of December 31, 2001, the banking subsidiary is eligible to borrow up to $29,947,000 from the FHLB. Such borrowings, if utilized, would be secured by a lien on its investment in FHLB stock and all qualifying first mortgage residential loans held. Assets potentially subject to this lien totaled approximately $39,769,000 as of December 31, 2001. In addition, the banking subsidiary has available an unused short-term line of credit to purchase up to $4,250,000 of federal funds from an unrelated correspondent institution. The line is generally available on a one-day basis for up to 14 days in any 30 day period, in the sole discretion of the lender. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale, particularly those maturing within one year, and funds available from maturing loans provide secondary sources of liquidity.

Community First Bancorporation's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally payable only from its undivided profits. At December 31, 2001, the banking subsidiary's undivided profits totaled $7,276,000. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. During 2000, the parent company received a cash dividend of $2,420,000 and used $1,900,000 to repurchase and cancel shares of the Company's common stock. In 2001 and 1999, the parent company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

Capital Resources

Shareholders' equity increased by $2,122,000 and $1,159,000 during 2001 and 2000, respectively. During 2001, net income increased shareholders equity by $1,905,000 and the exercise of employee stock options provided an increase of $53,000. Other comprehensive income, consisting solely of the change in unrealized holding gains or losses on available-for-sale securities, net of deferred tax effects, increased shareholders' equity by $529,000. Repurchases and cancellations of common stock in 2001 reduced shareholders equity by $359,000. In lieu of fractional shares, $6,000 was payable with respect to the 5% stock dividend declared in 2001. During 2000, net income increased shareholders' equity by $1,679,000, and the exercise of employee stock options provided an increase of $124,000. Other comprehensive income or loss, consisting solely of the change in unrealized holding gains or losses on available-for-sale securities, net of deferred tax effects, increased shareholders' equity by $1,262,000 for the year ended December 31, 2000. In addition, $6,000 was paid in lieu of issuing fractional shares with respect to the 5% stock dividend effected in 2000. During 2000, the Company repurchased and cancelled 110,000 shares of common stock; consequently, shareholders' equity was reduced by $1,900,000. The Company continues to use retained earnings to provide adequate capital for future growth.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. The federal regulators may also categorize the Company or the Bank as less than well capitalized based on subjective criteria. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$18,055	14.2%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,855	13.3%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,855	8.0%	$6,342	3.0%	$10,570	5.0%
Community First Bank						
Total Capital to risk weighted assets	$17,310	13.6%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,110	12.7%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,110	7.6%	$6,342	3.0%	$10,570	5.0%
December 31, 2000						
The Company						
Total Capital to risk weighted assets	$16,262	15.4%	$8,453	8.0%	$10,567	10.0%
Tier 1 Capital to risk weighted assets	$15,262	14.4%	$4,227	4.0%	$6,340	6.0%
Tier 1 Capital to average assets (leverage)	$15,262	8.9%	$5,170	3.0%	$8,616	5.0%
Community First Bank						
Total Capital to risk weighted assets	$15,214	14.4%	$8,453	8.0%	$10,567	10.0%
Tier 1 Capital to risk weighted assets	$14,214	13.5%	$4,227	4.0%	$6,340	6.0%
Tier 1 Capital to average assets (leverage)	$14,214	8.3%	$5,170	3.0%	$8,616	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Impact of Recent Accounting Changes

FASB ("Financial Accounting Standards Board") Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as subsequently amended by FASB Statements No. 137 and 138, addresses the accounting and financial reporting for derivative instruments, including derivative instruments embedded in other contracts and hedging activities. The Statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of these instruments at fair value. Also, hedging relationships are required to be accounted for and disclosed in accordance with the Statement. The Statement, as amended, is required to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, without restatement of financial statements of prior periods. The Company has adopted the provisions of the Statement effective with the fiscal quarter beginning January 1, 2001. However, the adoption of this Statement has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 141, *"Business Combinations,"* addresses accounting and reporting for business combinations and supersedes APB ("Accounting Principles Board") Opinion No. 16, *"Business Combinations,"* and FASB Statement No. 38, *"Accounting for Preacquisition Contingencies of Purchased Enterprises."* All business combinations within the scope of this Statement are to be accounted for using the purchase method, with use of the pooling-of-interests method no longer permitted. The provisions of the Statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this Statement in 2001 has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, *"Intangible Assets."* This statement changes the accounting for goodwill from an amortization method to an impairment-only approach. The provisions of this Statement are required to be applied beginning with fiscal years beginning after December 15, 2001. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB No. 30 for the disposal of a segment of a business, as previously defined in that Opinion. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

FASB Technical Bulletin No. 01-1 defers until 2002 application of the isolation standards of FASB Statement No. 140 as applied to banks and certain other financial institutions. FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets or liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB Statement 140 was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB Statement No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-01 have not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Independent Auditors' Report

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheet of Community First Bancorporation and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Donald G. Jones and Company, P.A.

Donald G. Jones and Company, P.A.
Certified Public Accountants
Columbia, South Carolina
February 7, 2002

Consolidated Balance Sheet
Community First Bancorporation

	December 31, 2001	December 31, 2000
Assets		
Cash and due from banks (Note B)	$ 6,063,051	$ 4,027,045
Interest bearing deposits due from banks	27,419	16,078
Federal funds sold	9,240,000	15,580,000
Securities available-for-sale (Note C)	71,338,781	57,861,760
Other investments	480,100	385,700
Loans (Note D)	119,743,926	97,562,062
Allowance for loan losses	(1,200,000)	(1,000,000)
Loans - net	118,543,926	96,562,062
Premises and equipment - net (Note E)	3,232,136	3,411,026
Accrued interest receivable	1,466,465	1,376,429
Real estate held for sale	980,003	980,003
Other assets	525,922	866,155
Total assets	$ 211,897,803	$ 181,066,258
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 25,448,702	$ 21,223,751
Interest bearing	168,070,527	143,158,706
Total deposits	193,519,229	164,382,457
Accrued interest payable	1,307,096	1,759,520
Other liabilities	54,703	29,507
Total liabilities	194,881,028	166,171,484
Commitments and contingent liabilities (Note K)		
Shareholders' equity (Note G)		
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 2,117,062 for 2001 and 2,022,623 for 2000	15,734,004	14,383,234
Retained earnings	1,120,413	878,398
Accumulated other comprehensive income (loss)	162,358	(366,858)
Total shareholders' equity	17,016,775	14,894,774
Total liabilities and shareholders' equity	$ 211,897,803	$ 181,066,258

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income
Community First Bancorporation

	Years Ended December 31, 2001	2000	1999
Interest income			
Loans, including fees	$ 9,002,386	$ 7,675,937	$ 6,330,466
Securities			
Taxable	3,620,426	3,556,111	3,044,216
Tax-exempt	9,819	9,819	4,119
Federal funds sold	1,297,454	761,571	994,827
Other investments	38,295	29,773	27,349
Interest bearing deposits due from banks	797	533	918
Total interest income	13,969,177	12,033,744	10,401,895
Interest expense			
Time deposits $100,000 and over	2,660,538	2,439,638	2,015,117
Other deposits	5,551,915	4,574,386	3,671,647
Short-term borrowings	-	-	148
Total interest expense	8,212,453	7,014,024	5,686,912
Net interest income	5,756,724	5,019,720	4,714,983
Provision for loan losses (Note D)	566,976	305,033	300,009
Net interest income after provision	5,189,748	4,714,687	4,414,974
Other income			
Service charges on deposit accounts	789,265	575,822	428,733
Credit life insurance commissions	40,756	59,436	38,042
Gain on sale of securities available-for-sale (Note C)	4,327	-	-
Other income	187,129	229,868	195,244
Total other income	1,021,477	865,126	662,019
Other expenses (Notes H and J)			
Salaries and employee benefits	1,753,074	1,559,219	1,378,965
Net occupancy expense	192,399	186,203	129,225
Furniture and equipment expense	246,930	255,787	218,800
Other expense	1,046,289	960,663	814,664
Total other expenses	3,238,692	2,961,872	2,541,654
Income before income taxes	2,972,533	2,617,941	2,535,339
Income tax expense (Note I)	1,067,214	938,689	909,041
Net income	$ 1,905,319	$ 1,679,252	$ 1,626,298
Per share (Note G)			
Net income	$ 0.90	$ 0.79	$ 0.75
Net income, assuming dilution	0.85	0.74	0.69

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
Community First Bancorporation

	Common Stock			Accumulated	
	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance, January 1, 1999	1,793,792	$10,568,522	$ 3,051,399	$ (16,961)	$13,602,960
Comprehensive income:					
Net income	-	-	1,626,298	-	1,626,298
Change in unrealized holding gains and losses on available-for-sale securities, net of income tax effects	-	-	-	(1,612,038)	(1,612,038)
Total comprehensive income	-	-	-	-	14,260
Issuance of 10% stock dividend, including cash payment for fractional shares	180,155	3,561,672	(3,567,326)	-	(5,654)
Exercise of employee stock options	28,752	124,724	-	-	124,724
Balance, December 31, 1999	2,002,699	14,254,918	1,110,371	(1,628,999)	13,736,290
Comprehensive income:					
Net income	-	-	1,679,252	-	1,679,252
Change in unrealized holding gains and losses on available-for-sale securities, net of income tax effects	-	-	-	1,262,141	1,262,141
Total comprehensive income	-	-	-	-	2,941,393
Issuance of 5% stock dividend, including cash payment for fractional shares	95,248	1,904,961	(1,911,225)	-	(6,264)
Exercise of employee stock options	34,676	123,355	-	-	123,355
Repurchase and cancellation of common stock	(110,000)	(1,900,000)	-	-	(1,900,000)
Balance, December 31, 2000	2,022,623	14,383,234	878,398	(366,858)	14,894,774
Comprehensive income:					
Net income	-	-	1,905,319	-	1,905,319
Change in unrealized holding gains and losses on available-for-sale securities, net of income tax effects	-	-	-	529,216	529,216
Total comprehensive income	-	-	-	-	2,434,535
Declaration of 5% stock dividend, including cash payable for fractional shares	100,422	1,656,963	(1,663,304)	-	(6,341)
Exercise of employee stock options	13,394	52,593	-	-	52,593
Repurchase and cancellation of common stock	(19,377)	(358,786)	-	-	(358,786)
Balance, December 31, 2001	2,117,062	$15,734,004	$ 1,120,413	$ 162,358	$17,016,775

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Community First Bancorporation

	Years Ended December 31,		
	2001	2000	1999
Operating activities			
Net income	$ 1,905,319	$ 1,679,252	$ 1,626,298
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	566,976	305,033	300,009
Depreciation	231,590	227,063	170,623
Deferred income taxes	(42,180)	(2,208)	21,651
Amortization of net loan fees and costs	7,334	63,669	64,876
Securities accretion and premium amortization	(35,540)	(6,900)	(16,944)
Gain on sale of available-for-sale securities	(4,327)	-	-
Loss (gain) on sale of other real estate	31,072	7,351	(9,684)
Loss on disposal of premises and equipment	-	6,247	8,342
Increase in interest receivable	(90,036)	(184,033)	(363,195)
(Decrease) increase in interest payable	(452,424)	579,629	214,238
(Increase) decrease in prepaid expenses	(1,386)	(69,028)	24,230
Increase (decrease) in other accrued expenses	18,855	(19,526)	(12,958)
Net cash provided by operating activities	2,135,253	2,586,549	2,027,486
Investing activities			
Purchases of available-for-sale securities	(96,196,397)	(4,972,022)	(26,347,189)
Maturities of available-for-sale securities	83,009,787	3,264,229	7,955,341
Proceeds from sale of available-for -sale securities	575,065	-	-
Purchases of other investments	(94,400)	(3,700)	(36,600)
Net increase in loans made to customers	(22,676,174)	(21,771,906)	(8,783,558)
Additions to other real estate	(3,132)	(103,688)	-
Proceeds from sale of other real estate	179,466	38,307	9,684
Purchases of real estate held for sale	-	(5,003)	(975,000)
Purchases of premises and equipment	(52,700)	(355,756)	(596,389)
Net cash used by investing activities	(35,258,485)	(23,909,539)	(28,773,711)
Financing activities			
Net increase in demand deposits, interest bearing transaction accounts and savings accounts	13,872,502	9,546,217	3,197,622
Net increase in certificates of deposit and other time deposits	15,264,270	16,217,994	22,924,452
Repurchase and cancellation of common stock	(358,786)	(1,900,000)	-
Payment of cash in lieu of fractional shares for stock dividend	-	(6,264)	(5,654)
Exercise of employee stock options, net of issuance costs of $15,953 in 1999	52,593	123,355	124,724
Net cash provided by financing activities	28,830,579	23,981,302	26,241,144
(Decrease) increase in cash and cash equivalents	(4,292,653)	2,658,312	(505,081)
Cash and cash equivalents, beginning	19,623,123	16,964,811	17,469,892
Cash and cash equivalents, ending	$ 15,330,470	$ 19,623,123	$ 16,964,811

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their headquarters office in Walhalla, and other offices in Seneca, Anderson and Williamston, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

The subsidiary, Community First Bank, is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Securities Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Other Investments Other investments consist of restricted securities which are carried at cost. Management periodically evaluates these securities for impairment, with any appropriate downward valuation adjustments being made when necessary. Other investments at December 31, 2001 and 2000 consisted of Federal Home Loan Bank of Atlanta (the "FHLB") stock with the carrying amount approximating estimated fair value.

Loans and Interest Income Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is probable, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

Management considers the Company's historical loan loss experience, current national and local economic conditions affecting the borrowers' ability to repay, the volume of loans, the trends in delinquent, impaired and potential problem loans, and the amount and quality of collateral securing such loans in reviewing the adequacy of the allowance for loan losses. In calculating its estimate, management applies a consistent methodology that is updated monthly. The calculation involves applying various estimated percentage factors to the loan portfolio categorized into assessed risk grades utilizing the Company's ongoing system of detailed loan reviews. For some loans, particularly those identified as impaired or potential problem, specific allocations are made in the calculation. The methodology also includes assessing the risk associated with off-balance-sheet extensions of credit such as loan commitments and standby letters of credit.

Premises and Equipment Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Other Real Estate Properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure were carried in other assets at values of $168,820 and $256,225 as of December 31, 2001 and 2000, respectively. Such properties are initially recorded at the lower of cost or the estimated fair market value, less estimated selling costs. Loan losses arising from the acquisition of such property are charged to the allowance for loan losses. An allowance for losses on foreclosed properties is maintained for subsequent downward valuation adjustments.

Real estate held for sale is carried in the consolidated balance sheet at the lower of cost or estimated net realizable value. Such property consists of four commercial lots that were subdivided and developed from land acquired to construct the banking subsidiary's Anderson office. Management periodically evaluates real estate held for sale for impairment, with any appropriate downward valuation adjustments being made when necessary.

Advertising The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note J. The Company does not sponsor any postretirement or postemployment benefits.

Deferred Income Taxes The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation The Company applies only the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock–Based Compensation", but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", for recording compensation cost for stock options granted. Accordingly, compensation expense is measured as the excess, if any, of the estimated fair value of the Company's common stock at the date of grant over the amount the grantee must pay to acquire the shares under option. Refer to Note G for further information.

Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note G.

Comprehensive Income Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note G.

The components of other comprehensive income or loss and related tax effects are as follows:

	Years Ended December 31,		
	2001	2000	1999
Change in unrealized holding gains and losses on available-for-sale securities	$ 825,609	$ 1,969,019	$ (2,514,880)
Income tax expense (benefit) on other comprehensive income (loss)	296,393	706,878	(902,842)
Net-of-tax amount	$ 529,216	$ 1,262,141	$ (1,612,038)

Consolidated Statement of Cash Flows The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

During 2001, 2000 and 1999, interest paid on deposits and other borrowings amounted to $8,664,877, $6,434,395 and $5,543,362, respectively. Income tax payments of $1,093,000, $995,600 and $865,800 were made during 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, noncash transfers of $120,000, $56,135 and $142,061, respectively, were made from loans to other real estate. Noncash transfers from retained earnings to common stock in the amounts of $1,656,963, $1,904,961 and $3,561,672 were made as the result of stock dividends declared in 2001, 2000 and 1999, respectively. In 2001, a $6,341 noncash transfer was made from retained earnings to other liabilities for cash payable in lieu of fractional shares for a stock dividend. During 2001, 2000 and 1999, noncash valuation adjustments totaling $825,609, $1,969,019 and $2,514,880 were made which increased, increased and decreased, respectively, the carrying amount of available-for-sale securities. In 2001, accumulated other comprehensive income increased $529,216 and related net deferred income tax assets or liabilities changed by $296,393; in 2000, accumulated other comprehensive income increased $1,262,141 and related net deferred income tax assets or liabilities changed by $706,878; and in 1999, accumulated other comprehensive income decreased $1,612,038 and related net deferred income tax assets or liabilities changed by $902,842.

Fair Value Estimates Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no active trading market exists for a significant portion of the Company's financial instruments, fair value estimates are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

For cash and due from banks, interest bearing deposits due from banks, federal funds sold and accrued interest receivable and payable, the carrying amount approximates fair value because these instruments generally mature in 90 days or less and do not present unanticipated credit concerns.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amount of the cash reserve balances at December 31, 2001 and 2000, were approximately $959,000 and $856,000, respectively.

NOTE C– SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31,							
	2001				2000			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
U.S. Treasury	$ -	$ -	$ -	$ -	$ 1,998,249	$ -	$ 6,374	$ 1,991,875
U.S. Government agencies	62,175,791	368,098	214,723	62,329,166	47,962,521	140,585	593,267	47,509,839
Mortgage-backed securities	8,712,045	102,871	7,783	8,807,133	8,275,873	2,462	122,020	8,156,315
State, county and municipal	197,657	4,825	-	202,482	197,438	6,293	-	203,731
Total	$71,085,493	$ 475,794	$ 222,506	$71,338,781	$58,434,081	$ 149,340	$ 721,661	$57,861,760

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31,			
	2001		2000	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-sale				
Due within one year	$ -	$ -	$ 6,016,574	$ 6,050,863
Due after one through five years	53,565,712	53,626,541	24,955,440	24,883,703
Due after five through ten years	8,610,079	8,702,625	17,988,756	17,605,249
Due after ten years	197,657	202,482	1,197,438	1,165,630
	62,373,448	62,531,648	50,158,208	49,705,445
Mortgage-backed securities	8,712,045	8,807,133	8,275,873	8,156,315
Total	$ 71,085,493	$ 71,338,781	$ 58,434,081	$ 57,861,760

The fair value of U.S. Treasury and U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

During 2001, the Company sold an available-for-sale security with a carrying value of $570,738 for $575,065, realizing a gain of $4,327 on the sale. The income tax provision charged to expense applicable to this realized gain was $1,553. There were no sales of available-for-sale securities in 2000 and 1999. There were no transfers of available-for-sale securities to other categories in 2001, 2000 or 1999.

At December 31, 2001, securities with an amortized cost of $45,970,487 and an estimated fair value of $47,806,367 were pledged as collateral to secure public deposits. The amortized cost and estimated fair value of such pledged securities were $46,405,237 and $45,859,900, respectively, at the end of 2000.

NOTE D – LOANS

Loans consisted of the following:

	December 31,			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Commercial, financial and industrial	$ 23,584,833	$ 23,358,635	$19,650,877	$19,310,780
Real estate- construction	345,941	341,453	200,000	197,122
Real estate - mortgage	74,237,238	73,851,671	57,701,320	56,802,251
Consumer installment	21,575,914	21,361,070	20,009,865	19,687,112
Total	119,743,926	118,912,829	97,562,062	95,997,265
Allowance for loan losses	(1,200,000)	-	(1,000,000)	-
Loans - net	$118,543,926	$118,912,829	$96,562,062	$95,997,265

Net deferred loan (fees) or costs of $(37,576) and $35,839 were allocated to the various loan categories as of December 31, 2001 and 2000, respectively.

Fair values are estimated for loan categories with similar financial characteristics. Within each category, the fair value of loans is calculated by discounting estimated cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For certain categories of loans, such as variable rate loans, credit card receivables, and other lines of credit, the carrying amount, adjusted for credit risk, is a reasonable estimate of fair value because there is no contractual maturity or because the Company has the ability to reprice the loans as interest rate shifts occur. Since the discount rates are based on current loan rates offered as well as management's estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31,	
	2001	2000
Investment in impaired loans		
Nonaccrual	$ 608,634	$ 341,023
Accruing 90 days and over past due	1,204	8,900
Total	$ 609,838	$ 349,923
Average total investment in impaired loans during the year	$ 498,000	$ 249,000
Allowance for loan losses on impaired loans	133,165	140,815

The average total investment in impaired loans during 1999 was $254,000. There were no outstanding commitments at December 31, 2001 to lend additional funds to debtors owing amounts on impaired loans.

As of December 31, 2001 and 2000, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2001	2000	1999
Balance at January 1	$ 1,000,000	$ 942,950	$ 954,788
Provision charged to expense	566,976	305,033	300,009
Recoveries	9,018	10,304	21,465
Charge-offs	(375,994)	(258,287)	(333,312)
Balance at December 31	$ 1,200,000	$ 1,000,000	$ 942,950

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $8,691,318 and $6,620,237 at December 31, 2001 and 2000, respectively. During 2001, $7,566,375 of new loans were made and repayments totaled $5,495,294.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2001	2000
Land	$ 1,022,387	$ 1,022,387
Buildings and land improvements	2,052,216	2,051,151
Furniture and equipment	1,360,436	1,308,800
Total	4,435,039	4,382,338
Accumulated depreciation	1,202,903	971,312
Premises and equipment - net	$ 3,232,136	$ 3,411,026

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $231,590, $227,063 and $170,623, respectively.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31,			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Noninterest bearing demand	$ 25,448,702	$ 25,448,702	$ 21,223,751	$ 21,223,751
Interest bearing transaction accounts	25,754,073	25,754,073	22,025,093	22,025,093
Savings	24,323,003	24,323,003	18,404,432	18,404,432
Time deposits $100,000 and over	50,425,214	50,431,550	43,262,035	43,267,134
Other time deposits	67,568,237	67,636,281	59,467,146	59,499,828
Total deposits	$193,519,229	$193,593,609	$164,382,457	$164,420,238

As of December 31, 2001 and 2000, local governmental deposits comprised approximately 25% and 22% of total deposits, respectively.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is equal to the amount payable on demand, or carrying amount, as of December 31, 2001 and 2000. The fair value of time deposits is estimated based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered as of December, 31, 2001 and 2000, for deposits of similar remaining maturities.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

Year	Amount
2002	$108,417,091
2003	9,044,932
2004	112,200
2005	16,129
2006 and thereafter	403,099

NOTE G – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances South Carolina regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the total amount of the subsidiary's current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking and are generally payable only from its undivided profits. At December 31, 2001, the banking subsidiary's undivided profits totaled $7,276,147. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Stock Dividends Effective December 21, 2001 and December 15, 2000 and 1999, the Company's Board of Directors declared stock dividends of 5%, 5% and 10%, respectively. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) As of December 31, 2001 and 2000, accumulated other comprehensive income or (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheet consisted of accumulated changes in the unrealized holding gains and losses on available-for-sale securities, net of income tax effects, amounting to $162,358 and $(366,858), respectively.

Earnings per Share Net income per share and net income per share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2001	2000	1999
Net income per share, basic			
Numerator - net income	$ 1,905,319	$ 1,679,252	$ 1,626,298
Denominator			
Weighted average common shares issued and outstanding	2,122,812	2,135,074	2,181,937
Net income per share, basic	$ .90	$ .79	$ .75
Net income per share, assuming dilution			
Numerator - net income	$ 1,905,319	$ 1,679,252	$ 1,626,298
Denominator			
Weighted average common shares issued and outstanding	2,122,812	2,135,074	2,181,937
Effect of dilutive stock options	124,675	128,262	166,998
Total shares	2,247,487	2,263,336	2,348,935
Net income per share, assuming dilution	$ .85	$ .74	$ .69

Regulatory Capital All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2001 and 2000, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2001, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its banking subsidiary must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2001						
The Company						
Total Capital to risk weighted assets	$18,055	14.2%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,855	13.3%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,855	8.0%	$6,342	3.0%	$10,570	5.0%
Community First Bank						
Total Capital to risk weighted assets	$17,310	13.6%	$10,169	8.0%	$12,711	10.0%
Tier 1 Capital to risk weighted assets	$16,110	12.7%	$5,085	4.0%	$7,627	6.0%
Tier 1 Capital to average assets (leverage)	$16,110	7.6%	$6,342	3.0%	$10,570	5.0%
December 31, 2000						
The Company						
Total Capital to risk weighted assets	$16,262	15.4%	$8,453	8.0%	$10,567	10.0%
Tier 1 Capital to risk weighted assets	$15,262	14.4%	$4,227	4.0%	$6,340	6.0%
Tier 1 Capital to average assets (leverage)	$15,262	8.9%	$5,170	3.0%	$8,616	5.0%
Community First Bank						
Total Capital to risk weighted assets	$15,214	14.4%	$8,453	8.0%	$10,567	10.0%
Tier 1 Capital to risk weighted assets	$14,214	13.5%	$4,227	4.0%	$6,340	6.0%
Tier 1 Capital to average assets (leverage)	$14,214	8.3%	$5,170	3.0%	$8,616	5.0%

Stock Options In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 485,100 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options may be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 339,044 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. For all stock options ever granted under the two plans through the end of 2001, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, or if there is a change in control of the Company, in accordance with the provisions of the two plans. Options awarded during 2001, 2000 and 1999 provided for 20% vesting immediately upon award, with 20% vesting on the anniversary date of the award for each of the four subsequent years, and ten year expiration dates.

The Company adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Since the exercise price of each option equals the market price of the Company's stock on the date of grant, no compensation cost has been recognized for the plan for any period. Had compensation cost for the plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

	Years Ended December 31,		
	2001	2000	1999
Net income			
As reported	$ 1,905,319	$ 1,679,252	$ 1,626,298
Pro forma	1,647,562	1,480,137	1,479,156
Net income per share			
As reported	$ 0.90	$ 0.79	$ 0.75
Pro forma	0.78	0.69	0.68
Net income per share, assuming dilution			
As reported	$ 0.85	$ 0.74	$ 0.69
Pro forma	0.73	0.65	0.63

The fair values of options granted during 2001, 2000 and 1999 were $9.59, $9.27 and $9.92 per share. Such fair value was estimated as of the date of the grant using the minimum value option pricing method. The following assumptions were used for grants in 2001, 2000 and 1999: dividend yield of 0%, expected life of 10 years, and risk-free interest rates of 5.39%, 5.85% and 5.23%, respectively.

Transactions under the plans for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Options outstanding January 1, 1999	219,998	6.43
Granted	37,500	20.00
Exercised	(28,752)	4.89
Canceled	(6,240)	8.60
Stock dividend	24,048	-
Options outstanding December 31, 1999	246,554	7.99
Granted	42,150	17.85
Exercised	(34,676)	3.63
Canceled	(6,224)	16.90
Stock dividend	13,228	-
Options outstanding December 31, 2000	261,032	9.57
Granted	51,100	17.04
Exercised	(13,394)	3.92
Canceled	(3,150)	19.05
Stock dividend	14,792	-
Options outstanding December 31, 2001	310,380	10.49
Options exercisable at year end		
2001	208,456	$ 8.41
2000	175,899	6.99
1999	165,926	5.60

	Outstanding Options		Exercisable Options	
	Number of Shares	Exercise Price	Number of Shares	Exercise Price
Options at December 31, 2001 expire				
April 27, 2002	9,415	3.84	9,415	3.84
October 1, 2002	10,173	3.98	10,173	3.98
January 25, 2003	5,089	4.13	5,089	4.13
January 18, 2004	29,064	4.18	29,064	4.18
June 1, 2004	1,071	4.38	1,071	4.38
December 21, 2005	11,061	5.12	11,061	5.12
July 25, 2006	13,947	5.38	13,947	5.38
January 16, 2007	12,048	5.73	12,048	5.73
February 19, 2008	26,652	7.52	21,180	7.52
June 1, 2008	3,106	7.63	1,650	7.63
June 18, 2008	53,361	7.63	42,691	7.63
January 21, 2009	5,823	16.50	3,403	16.50
February 26, 2009	32,750	16.50	19,655	16.50
April 18, 2010	13,618	15.67	5,458	15.67
August 17, 2010	1,544	15.67	620	15.67
August 25, 2010	3,308	15.67	1,322	15.67
October 16, 2010	24,695	16.32	9,878	16.32
January 1, 2011	19,425	17.14	3,885	17.14
December 20, 2011	34,230	15.71	6,846	15.71

Included in the 310,380 outstanding options as of December 31, 2001, were options to purchase 101,924 shares at an average price of $14.73 per share that had not become exercisable. The number of shares, average exercise price and years in which these options become exercisable are as follows: 44,719 shares at $12.84 in 2002, 27,117 shares at $16.25 in 2003, 19,357 shares at $16.15 in 2004 and 10,731 shares at $16.23 in 2005. Of the 784,899 authorized shares of the

Company's common stock originally reserved for issuance upon the exercise of options under the two plans, 286,136 had not been issued as of December 31, 2001.

NOTE H – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31, 2001	2000	1999
Salaries and employee benefits	$ 1,753,074	$ 1,559,219	$ 1,378,965
Net occupancy expense	192,399	186,203	129,225
Furniture and equipment expense	246,930	255,787	218,800
Other expense			
Stationery, printing and postage	206,019	186,292	164,970
Telephone	61,624	51,515	44,321
Advertising and promotion	68,514	68,628	63,759
Professional services	103,124	75,947	43,578
Insurance	19,626	10,260	14,021
FDIC insurance assessment	32,217	28,850	13,977
Directors' fees	68,800	64,700	57,500
Other real estate costs and expenses, net	39,867	17,513	4,998
Data processing expenses	77,963	68,569	77,807
Other	368,535	388,389	329,733
Total	$ 3,238,692	$ 2,961,872	$ 2,541,654

NOTE I – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31, 2001	2000	1999
Current			
Federal	$ 1,025,971	$ 864,872	$ 815,151
State	83,423	76,025	72,239
Total current	1,109,394	940,897	887,390
Deferred			
Federal	(55,614)	(2,030)	19,914
State	13,434	(178)	1,737
Total deferred	(42,180)	(2,208)	21,651
Total income tax expense	$ 1,067,214	$ 938,689	$ 909,041

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31, 2001	2000	1999
Provision for loan losses	$ (14,250)	$ 1,280	$ 4,250
Accelerated depreciation	(2,656)	2,805	2,040
Deferred net loan costs and fees	(25,274)	(6,293)	6,386
Other real estate	-	-	8,975
Total	$ (42,180)	$ (2,208)	$ 21,651

Income before income taxes presented in the consolidated statement of income for the years ended December 31, 2001, 2000 and 1999 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31,		
	2001	2000	1999
Tax expense at statutory rate	$ 1,010,661	$ 890,100	$ 862,015
State income tax, net of federal income tax benefit	55,059	50,059	48,824
Tax-exempt interest income	(23,087)	(5,111)	(4,904)
Non-deductible interest expense to carry tax-exempt instruments	3,709	608	487
Other, net	20,872	3,033	2,619
Total	$ 1,067,214	$ 938,689	$ 909,041

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31,	
	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 289,669	$ 275,419
Deferred net loan fees	12,408	-
Unrealized holding losses on available-for-sale securities	-	205,463
Gross deferred tax assets	302,077	480,882
Valuation allowance	-	-
Total	302,077	480,882
Deferred tax liabilities		
Accelerated depreciation	92,442	95,098
Deferred nèt loan costs	-	12,866
Unrealized holding gains on available-for-sale securities	90,930	-
Gross deferred tax liabilities	183,372	107,964
Net deferred income tax assets	$ 118,705	$ 372,918

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2001, 2000 and 1999, $296,393 was charged, $706,878 was charged, and $902,842 was credited to other comprehensive income or loss, respectively. In 2001, $42,180 was credited to income tax expense; in 2000, $2,208 was credited to income tax expense; and, in 1999, $21,651 was charged to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2001 and 2000 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

NOTE J – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2001, 2000 and 1999 totaled $32,539, $28,585 and $26,952, respectively.

NOTE K – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2001	2000
Loan commitments	$ 12,779,532	$ 11,157,499
Standby letters of credit	322,600	1,336,100

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. Therefore, as of December 31, 2001 and 2000, the estimated fair values of these off-balance-sheet financial instruments are nominal. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Management is not aware of any significant change in the credit risk associated with these commitments.

Borrowing Availability At December 31, 2001, the banking subsidiary had an unused short-term line of credit to purchase up to $4,250,000 of federal funds from an unrelated correspondent bank. The line is available on a one-day basis for the general corporate purposes of the Bank. Advances under the line are further restricted in availability to 14 days in any 30 day period, except in the sole discretion of the other institution. The Bank also has unused lines of credit available from the FHLB. Under the terms of the FHLB agreements, the Bank may borrow approximately $29,947,000 for its general corporate purposes. Borrowings under the lines may bear interest at either a variable or fixed rate established by the FHLB. The lines, if utilized, would be secured by FHLB capital stock with a carrying value of $480,100, and blanket liens on qualifying 1-4 family residential first lien mortgage loans held by the Bank sufficient to secure the advances. The carrying amount of such loans at December 31, 2001 was approximately $39,289,000.

Litigation The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2001. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

Williamston Office In August of 2000, a temporary office facility was placed on the land acquired for the banking subsidiary's Williamston office and opened for commercial operations. Management expects to complete plans and begin construction of the permanent office facility in the second quarter of 2002, with completion near the end of 2002. Management estimates that approximately $750,000 in additional capital expenditures will be required to construct, furnish and equip the new permanent facility.

NOTE L – FAIR VALUE OF FINANCIAL INSTRUMENTS

Following is summary information on the estimated fair value of financial instruments, cross referenced to the location in the consolidated financial statements and notes where more detailed information can be obtained:

	December 31,			
	2001		2000	
	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)
Cash and due from banks (Note A)	$ 6,063,051	$ 6,063,051	$ 4,027,045	$ 4,027,045
Interest bearing deposits due from banks (Note A)	27,419	27,419	16,078	16,078
Federal funds sold (Note A)	9,240,000	9,240,000	15,580,000	15,580,000
Securities (Note C)	71,338,781	71,338,781	57,861,760	57,861,760
Other investments (Note A)	480,100	480,100	385,700	385,700
Loans (Note D)	118,543,926	118,912,829	96,562,062	95,997,265
Accrued interest receivable (Note A)	1,466,465	1,466,465	1,376,429	1,376,429
Deposits (Note F)	(193,519,229)	(193,593,609)	(164,382,457)	(164,420,238)
Accrued interest payable (Note A)	(1,307,096)	(1,307,096)	(1,759,520)	(1,759,520)
Loan commitments (Note K)	-	(12,779,532)	-	(11,157,499)
Standby letters of credit (Note K)	-	(322,600)	-	(1,336,100)

NOTE M – ACCOUNTING CHANGES

Accounting for Derivative Instruments and Hedging Activities FASB ("Financial Accounting Standards Board") Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as subsequently amended by FASB Statements No. 137 and 138, addresses the accounting and financial reporting for derivative instruments, including derivative instruments embedded in other contracts and hedging activities. The Statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of these instruments at fair value. Also, hedging relationships are required to be accounted for and disclosed in accordance with the Statement. The Statement, as amended, is required to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, without restatement of financial statements of prior periods. The Company has adopted the provisions of the Statement effective with the fiscal quarter beginning January 1, 2001. However, the adoption of this Statement has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Business Combinations FASB Statement No. 141, *"Business Combinations,"* addresses accounting and reporting for business combinations and supersedes APB ("Accounting Principles Board") Opinion No. 16, *"Business Combinations,"* and FASB Statement No. 38, *"Accounting for Preacquisition Contingencies of Purchased Enterprises."* All business combinations within the scope of this Statement are to be accounted for using the purchase method, with use of the pooling-of-interests method no longer permitted. The provisions of the Statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this Statement in 2001 has not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Goodwill and Other Intangibles FASB Statement No. 142, *"Goodwill and Other Intangible Assets,"* addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, *"Intangible Assets."* This statement changes the accounting for goodwill from an amortization method to an impairment-only approach. The provisions of this Statement are required to be applied beginning with fiscal years beginning after December 15, 2001. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Asset Retirement Obligations FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for the Impairment or Disposal of Long-Lived Assets FASB Statement No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121 and the accounting and reporting provisions of APB No. 30 for the disposal of a segment of a business, as previously defined in that Opinion. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of this Statement as of January 1, 2002 is not expected to have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Isolation of Transferred Financial Assets FASB Technical Bulletin No. 01-1 defers until 2002 application of the isolation standards of FASB Statement No. 140 as applied to banks and certain other financial institutions. FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* provides accounting and reporting standards for transfers of financial assets and extinguishments of liabilities based on a financial components approach that focuses on retention or surrender of control of such assets or liabilities. The Statement also requires the reclassification of financial assets pledged as collateral under certain circumstances. FASB Statement 140 was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001, and effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 31, 2000. The adoption of FASB Statement No. 140 in 2001 and the deferral allowed by FASB Technical Bulletin No. 01-01 have not had any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

NOTE N – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31,	
	2001	2000
Condensed Balance Sheet		
Assets		
Cash	$ 756,109	$ 1,049,609
Investment in banking subsidiary	16,271,948	13,846,701
Total assets	$ 17,028,057	$ 14,896,310
Liabilities		
Other liabilities	$ 11,282	$ 1,536
Shareholders' equity	17,016,775	14,894,774
Total liabilities and shareholders' equity	$ 17,028,057	$ 14,896,310

	Years Ended December 31,		
	2001	2000	1999
Condensed Statement of Income			
Income			
Dividends received from banking subsidiary	$ -	$ 2,420,000	$ -
Interest income	32,540	32,933	11,760
Other income	8,520	1,483	-
Total income	41,060	2,454,416	11,760
Expenses			
Other expenses	26,988	30,360	26,848
Total expenses	26,988	30,360	26,848
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	14,072	2,424,056	(15,088)
Income tax expense (credit)	4,784	1,379	(5,130)
Equity in undistributed earnings of banking subsidiary	1,896,031	(743,425)	1,636,256
Net income	$ 1,905,319	$ 1,679,252	$ 1,626,298

	Years Ended December 31,		
	2001	2000	1999
Condensed Statement of Cash Flows			
Operating activities			
Net income	$ 1,905,319	$ 1,679,252	$ 1,626,298
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of banking subsidiary	(1,896,031)	743,425	(1,636,256)
Decrease (increase) in other assets	-	5,130	13,917
Increase (decrease) in other liabilities	3,405	(931)	149
Net cash provided by operating activities	12,693	2,426,876	4,108
Financing activities			
Repurchase and cancellation of common stock	(358,786)	(1,900,000)	-
Exercise of employee stock options, net of issuance costs of $15,953 in 1999	52,593	123,355	124,724
Payment of cash in lieu of fractional shares for stock dividend	-	(6,264)	(5,654)
Net cash (used) provided by financing activities	(306,193)	(1,782,909)	119,070
(Decrease) increase in cash and cash equivalents	(293,500)	643,967	123,178
Cash and cash equivalents, beginning	1,049,609	405,642	282,464
Cash and cash equivalents, ending	$ 756,109	$ 1,049,609	$ 405,642

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman .... Orthopedic Surgeon
Vice Chairman

William M. Brown .... President and Chief Executive Officer, Lindsay Oil Company, Inc.
Secretary

Robert H. Edwards .... President, Edwards Auto Sales, Inc.

Blake L. Griffith .... President, Griffith Properties, LLC

John R. Hamrick .... President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate

R. Theo Harris, Sr. .... Retired Educator and Farmer

James E. McCoy .... Plant Manager, Walhalla, Torrington Company (Manufacturing)
Chairman

Frederick D. Shepherd, Jr. .... President, Chief Executive Officer and Treasurer, Community First Bancorporation and Community First Bank

Gary V. Thrift .... President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)

James E. Turner .... Chairman of the Board, Turner's Jewelers, Inc.

Charles L. Winchester .... President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr. .... President, Chief Executive Officer and Treasurer

William M. Brown .... Secretary

Anderson Area Advisory Board, Community First Bank

Dr. Don C. Garrison .... President, Tri-County Technical College

John M. Geer, Jr. .... District Manager, Duke Power Company

Dr. William K. Stringer .... Veterinarian, Stringer Animal Hospital

Jerome (Jerry) M. Rhodes .... President, Carolina Burglar & Fire Alarm Company

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
William M. Steele	Senior Vice President
James A. Atkinson	Vice President, Internal Auditor/Compliance
J. Darryl Broome	Vice President
Larry A. Dellinger	Vice President
Daniel J. Maw	Vice President and Mortgage Loan Officer
Sandra D. Gravley	Assistant Vice President and Loan Operations Officer
Carol G. Wilson	Assistant Vice President and Operations Officer
Maria D. Dickson	Assistant Cashier
Sheila L. Galloway	Assistant Cashier and Deposit Services Officer
Laura L. Adams	Customer Specialist
William M. Biringer	Loan Collections
Sharon A. Brown	Customer Service Representative
Tracy E. Burrell	Loan Specialist
Shirley C. Cagle	Customer Specialist
Mary E. Cannon	Customer Specialist
Vivian M. Clark	Operations Specialist
Linda L. Dean	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
Rhonda P. Fowler	Loan Specialist
Mary A. Hancox	Customer Specialist
Jessica J. Heath	Customer Specialist
A. Beth Henson	Operations Specialist
Sherry B. Hopkins	Accounting Specialist
Sandra T. King	Customer Specialist
Angela E. Langston	Operations Specialist
Kelly A. Machado	Operations Specialist
Tracey V. McSwain	Customer Specialist
Sylvia T. Nichols	Operations Specialist
Kathleen A. Omick	Customer Service Representative
Amy B. Partain	Customer Specialist
Esther C. Perez	Loan Specialist
Heather R. Reese	Customer Specialist
Serena D. Reid	Customer Service Representative
Amanda K. Rumsey	Customer Specialist
Anna E. Sparks	Customer Specialist
Crystal B. Stinnett	Customer Specialist
Tracey R. Stone	Customer Service Representative
Karen P. Thompson	Customer Service Representative
Crystal D. White	Customer Specialist
Lisa A. Wilbanks	Customer Specialist
Keri H. Williams	Customer Specialist
Leslie R. Wardlaw	Customer Specialist
Stephanie R. Wilson	Customer Specialist

Stock Transfer Agent

Community First Bank
Attn: Benjamin L. Hiott, Senior Vice President
Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION**. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691.

COMMUNITY FIRST
BANCORPORATION

Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105